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Filed by Schuler Homes, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
of the Securities Act of 1934
Subject: Schuler Homes, Inc. and Schuler Holdings, Inc.
Commission File No.  333-48872

THE FOLLOWING IS AN ARTICLE THAT WAS POSTED IN THE HONOLULU ADVERTISER ON FEBRUARY 1, 2001.


SCHULER EARNINGS SURGED IN 2000


By ANDREW GOMES
Advertiser Staff Writer


Schuler Homes Inc. yesterday reported strong earnings for the year as the company nears completion of a merger that will double the size of the Hawai`i-based home builder and make it one of the largest in the country.

Excluding a one-time charge, Schuler Homes last year earned $42.2 million in net profits, or $1.96 a diluted share, compared to $25.7 million, or $1.28 per diluted share, in 1999. That was a 64.2 percent increase in total net, or 53.1 percent per share.

Two Wall Street analysts following the company were anticipating mean earnings of $1.94 a share.

Including the after-tax charge of $22.2 million, taken during the third quarter to adjust for Hawai`i real estate values, net income was $20 million, or 99 cents a share, compared to the previous year.

Revenues increased 27.8 percent to $647.8 million from $506.8 million for the same period, as the company closed 2,956 home sales last year compared to 2,643 in 1999. Inventory stood at 982 homes with a value of $240 million at the end of last year, up from 974 homes valued at $209 million at the end of 1999.

In anticipation of an all-stock merger with California-based Western Pacific Housing, which was announced in September and is expected to close in early April, Schuler Homes last month shifted the end of its fiscal year from Dec. 31 to March 31.

That means the company's fourth quarter that ended Dec. 31 now represents its fiscal third quarter. For the quarter, Schuler Homes reported revenue of $153.5 million on 631 closed sales, compared to $150.9 million on 737 sales for the year-earlier quarter.

Net income for the quarter rose to $10.1 million, or 46 cents a diluted share, up from $7.6 million, or 37 cents per diluted share. That was a 33.9 percent increase for total net, and 24.3 percent per share.

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Shares of Schuler Homes stock fell 75 cents yesterday to $10 on nearly twice the average trading volume following the earnings news released before the market opened.

EARNINGS ARE BIDDING WELL

Nate Hudson, a principal and analyst at New York-based investment banking firm Banc of America Securities, said the earnings bode well for what is about to become a stronger, more diversified company.

The merger will make Schuler Homes one of the nation's 15 largest home builders by combining Western Pacific operations in California with Schuler Homes business in Arizona, California, Colorado, Hawai`i, Oregon and Washington state.

Schuler Homes had a small presence in California that becomes one of the biggest with the merger, Hudson said.

The combined company, which will retain the Schuler Homes name, is expected to have $1.3 billion in sales and more than $75 million in net income for the 12 months ending March 31, excluding the one-time charge. Shareholders are scheduled to vote on the merger, valued at $180.9 million, on March 8.

Jim Schuler, president, chief executive and board chairman of the company, said he plans to expand operations in most existing markets, which should increase revenue and net profits 10 percent to 15 percent in 2001 on a pro-forma basis, he said.

Oregon is the only soft market for the company, which has curtailed acquiring land there and will continue with existing projects. "It's stable, but it's just not growing," Schuler said in a conference call with analysts.

Other markets, except for Hawai`i, are showing generally the same demand they did last year, he said.

The Hawai`i market, Schuler told analysts, has been slow since 1994, but is showing a little bit of improvement. "We have been actively pursuing either acquiring or optioning or tying up small parcels of land in Hawai`i, and we're looking seriously at some additional projects this year and next year on the outside islands of Maui and the Big Island," he said.

Schuler Homes in July announced plans to build 58 single-family homes in Wailuku and is looking at several other parcels on Maui, Schuler said in an interview.

60 HOMES ON BIG ISLAND

On the Big Island, the company is developing 60 homes in Waimea under a joint venture with Parker Ranch, and is looking at sites in Kona. "There is a good size demand there and not a lot of players in the market," he said.

Still, the greatest growth in Hawai`i is expected to be on O`ahu with its dominant population and job bases, according to Schuler.

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The company has yet to see enough demand for new homes in Hawai`i to push prices higher as has been the case on the Mainland. Last year, Schuler Homes had a backlog in Hawai`i of 111 homes valued at $33 million.

But Schuler said if job growth and other positive economic factors boost consumer confidence, the local market should improve. "I think people are somewhat cautious because the market has been down since 1994," he said.

Colorado accounted for more than half of all sales for Schuler Homes last year - 1,509 of 2,956. Hawai`i home sales (359) accounted for 12 percent of business. This year, Schuler expects Hawai`i operations to be roughly 6 to 7 percent of combined company sales. In 1996, 100 percent of Schuler Homes business was in Hawai`i.

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Certain statements in this news article may be "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those which are anticipated. Such factors include, but are not limited to, changes in general economic conditions, the market for homes generally and in areas where the company has developments, the availability and cost of land suitable for residential development, materials prices, labor costs, interest rates, consumer confidence, competition, environmental factors and government regulations affecting the Company's operations. See the Company's Annual Report on Form 10-K for the year ended December 31, 1999 for further discussion of these and other risks and uncertainties applicable to the Company's business.

In connection with the proposed merger of Schuler Homes and Western Pacific, a Registration Statement has been filed with the Securities and Exchange Commission, and a Proxy Statement/Prospectus is included in that Registration Statement. Other materials relating to the merger also may be filed with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC will be available electronically, without charge, at an internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Proxy Statement/Prospectus filed with the SEC by Schuler Homes will be mailed to their stockholders and may be obtained without charge upon request to Schuler Homes, Inc., attention Pamela S. Jones,
(808) 521-5661.


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